

November 16, 2010

Andrew V. Reid
Chief Executive Officer
Pacific Land and Coffee Corporation
201 St. Charles Ave., Ste. 2557-A
New Orleans, LA 70170-1000

> **Re: Pacific Land and Coffee Corporation**
> **Item 4.01 Form 8-K/A**
> **Filed November 10, 2010**
> **File No. 0-30595**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K/A Filed November 10, 2010

1.   As previously requested, please revise to disclose whether MMR's report on the financial statements for either of the past two fiscal years ended March 31, 2010 and March 31, 2009 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K. Please note that this disclosure should include the last two audit reports not just the most recent report which may cover two years of financial statements.

2.   As previously requested, please file an updated letter from MMR as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. In the updated letter, please make sure that any reference

to the Item 4.01 Form 8-K matches the date of the current report. In this regard, the current letter filed as Exhibit 16.1 refers to Form 8-K dated August 17, 2010, whereas the date of the Form 8-K is October 5, 2010.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief